UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009, as amended (the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Roche Holdings, Inc. and Roche Investments (the “Merger Agreement”) and related Guarantee by Roche Holding Ltd for the benefit of the Company (the “Guarantee”), pursuant to which Roche agreed to increase the Offer price to $95.00 per Share (the “Revised Offer Price”) and to change certain other terms and conditions of the Offer (the “Revised Offer”) and the Special Committee agreed to recommend that the Company’s stockholders, other than Roche and its affiliates, accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby revised and supplemented as follows:

1. The following replaces the third and fourth sentences in the next to the last paragraph of Item 4 “Background of the Offer – Additional Sources of Value”:

These structures included (i) the acquisition of the Company by Roche, following a spin-out of the research and early development operations of the Company, which would continue to be owned by Roche and the Company’s other existing stockholders in accordance with their current ownership percentages, and (ii) an increase in Roche’s ownership of the Company’s Shares to 80% with an amendment of the Commercialization Agreement to extend past 2015 the term of Roche’s option to license, develop and commercialize outside the United States new products that enter the Company’s clinical development pipeline. Greenhill indicated that Roche declined to discuss these alternative transaction structures, stating that if Roche wanted to pursue any of them, it would do so only after completion of its acquisition of the Company. Because of Roche’s unwillingness to consider these alternative transaction structures, there were no further discussions of alternative structures for a transaction between the Company and Roche. Goldman raised the use of Roche’s common equity or of contingent value rights based upon the results of the Avastin C-08 clinical trial as ways of adding additional value to our stockholders if Roche was not willing to improve the cash component of its offer. Greenhill indicated that Roche was not prepared to issue its common equity to the Company’s stockholders as part of a transaction, and because of the limited value Roche attributed to a positive Avastin C-08 clinical trial outcome and the timing of the ultimate payout of such a contingent value right (which would be tied to regulatory approval of Avastin in the new indication), Greenhill indicated that Roche had little interest in exploring such a contingent value right as a means of bridging any valuation gap between the Special Committee and Roche.

2. The following replaces the last sentence in the last paragraph on page 7 of Amendment No. 5 to the Schedule 14D-9:

As a result, the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in light of the current economic and financial situation and its impact on the fair value of the Company.

3. The following sentence is inserted as a new fourth sentence under the sub-heading “Present Value of Future Share Price Analysis” on page 21 of Amendment No. 5 to the Schedule 14D-9:

The discount rate of 9.0% was derived by utilizing a cost of equity analysis based on certain financial metrics, including betas, for the Company and other companies selected by Goldman Sachs utilizing its professional judgment and experience.

Item 9.	Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

(a)(15) Updated Employee FAQ posted to the Company’s intranet website on March 23, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
Name:	Stephen G. Juelsgaard
Title:	Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 23, 2009

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